UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2016.	Commission File Number: 001-14446

The Toronto-Dominion Bank

(Translation of registrant’s name into English)

c/o General Counsel’s Office

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K and the exhibits hereto are incorporated by reference as exhibits to the Bank’s Registration Statement on Form F-3 which was originally filed with the Securities and Exchange Commission on May 31, 2016 (File No. 333- 211718).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: December 20, 2016	By:	/s/ Cynthia Sargeant
	Name:	Cynthia Sargeant
	Title:	Associate Vice President, Legal

EXHIBIT INDEX

Exhibit	Description

5.1	Opinion of Simpson Thacher & Bartlett LLP, U.S. counsel for the Bank.

5.2	Opinion of McCarthy Tétrault LLP, Canadian counsel for the Bank.

23.1	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1 above).

23.2	Consent of McCarthy Tétrault LLP (included in Exhibit 5.2 above).